UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC File Number 001-33365

NOTIFICATION OF LATE FILING	CUSIP Number 90328S

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR
	For Period Ended:			June 30, 2019
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

USA TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable

100 Deerfield Lane, Suite 300
Address of Principal Executive Office (Street and Number)

Malvern, PA 19355
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

USA Technologies, Inc. (the “Company”), is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended June 30, 2019 (the “Form 10-K”). The Company believes that it will file the Form 10-K within the fifteen calendar-day extension period provided by Rule 12b-25(b).

As previously reported, the Company has not been in a position to file the Annual Report on Form 10-K for the fiscal year ended June 30, 2018,  the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018, the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2018, and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019.

These delays resulted from an internal investigation conducted by the Audit Committee of the Company’s Board of Directors (the “Audit Committee”), the commencement and results of which were disclosed in Current Reports on Form 8-K filed on September 11, 2018 and January 14, 2019, respectively. As disclosed in the Current Report on Form 8-K filed on February 6, 2019, based upon the adjustments to previously reported revenues proposed by the Audit Committee, the Board of Directors determined that the following financial statements shall no longer be relied upon: the audited financial statements for the fiscal year ended June 30, 2017; and the quarterly and year-to-date unaudited financial statements for September 30, 2017, December 31, 2017, and March 31, 2018. The Company indicated that it intended to  file restated financial statements for these fiscal periods as soon as practicable. As disclosed in the Current Report on Form 8-K filed on September 4, 2019, the filing of its periodic reports was further delayed by, among other things, the remaining analysis required in connection with the accounting treatment by the Company of the leasing/rental contracts of Cantaloupe Systems, Inc. (“Cantaloupe”), which was acquired by the Company on November 9, 2017. These issues are not related to the internal investigation, were recently discovered during the audit process, and must be resolved by the Company in order for the Company’s independent auditor to complete its audit procedures.

As previously reported, the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission (the “SEC”). In this regard, and as previously disclosed, the Company received letters from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that since it had not filed its periodic reports, the Company’s securities were subject to delisting. Pursuant to applicable Nasdaq rules, the Company requested a hearing with the Nasdaq Hearings Panel (the “Panel”), and following the hearing, the Panel determined to continue the Company’s listing pursuant to an exception through September 9, 2019. As disclosed in the Current Report on Form 8-K filed on September 9, 2019, the Panel granted the Company's request to extend the exception period through September 23, 2019 in order for the Company to regain compliance with its periodic filing obligations.

The Company believes that it will become compliant with its periodic reporting obligations, file the Form 10-K, and file any required restatements of previously issued financial statements, by no later than September 23, 2019.

PART IV - OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Stephen P. Herbert, Chief Executive Officer	610	989-0340
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	☐	No	☑

If answer is no, identify report(s).

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2018,
•	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2018,
•	Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2018, and
•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019.

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☑	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons set forth above, the Company is unable to provide a reasonable estimate of its results of operations for the fiscal year ended June 30, 2019 and is not able to provide a quantitative description of changes in its results of operations between current and prior periods.

Forward-looking Statements:

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: All statements other than statements of historical fact included in this Form 12b-25 are forward-looking statements. When used in this Form 12b-25, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company’s management, as well as assumptions made by and information currently available to the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, the ability to complete the financial statements required to be included in its unfiled periodic reports, including the Form 10-K, or restatement of the affected financial statements; the risk that non-investigatory adjustments which have been identified during the course of the audit and which do not relate to the Cantaloupe financial integration, will result in the restatement of  additional previously issued financial statements of the Company; the ability of the Company to complete the analysis of the Cantaloupe financial integration issues on a timely basis; risks relating to the substantial costs and diversion of personnel’s attention and resources deployed to address the restatement of the affected financial statements, the unfiled periodic reports, and internal control matters; the risk associated with the currently pending litigation or possible regulatory action arising from the internal investigation and its findings, from the failure to timely file the Company’s periodic reports with the SEC, from the restatement of the affected financial statements, from allegations related to the registration statement for the follow-on public offering, or from potential litigation or other claims arising from the shareholder demands for derivative actions; any subsequent discovery of additional adjustments to the Company’s previously issued or prior fiscal years’ financial statements, including the Form 10-K, which would further delay the preparation and filing thereof; the ability of the Company to regain and maintain compliance with Nasdaq’s continued listing requirements; the timing of the review by, and the conclusions of, the Company’s independent auditor with respect to the previously issued or prior fiscal years’ financial statements, including the Form 10-K; and the risk that the filing of the unfiled periodic reports, including the Form 10-K, or the restatement of the affected financial statements will take longer than anticipated, resulting in delisting of the Company’s securities. Readers are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statement made by us speaks only as of the date of this Form 12b-25. Unless required by law, the Company does not undertake to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

USA Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	September 16, 2019	By:	/s/ Stephen P. Herbert
Stephen P. Herbert, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).